EXHIBIT 11


                             NB CAPITAL CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE
                           (in thousand of US dollars)




                                        Three-month period    Three-month period
                                              ended                  ended
                                          March 31, 2004        March 31, 2003



Net income                                   $  8,440             $   9,197
Deduct: Senior preferred stock
        and series A preferred
        stock dividends                         6,267                 6,267
                                            -----------           -----------
                                (A)          $  2,173             $   2,930
Common share outstanding        (B)               100                   100

Earning per share             (A/B)          $     22             $      29